UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                               (Amendment No. 4)1


                        VoiceStream Wireless Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock ($.001 par value)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    928615103
                     --------------------------------------
                                 (CUSIP Number)

                      LeRoy T. Carlson, Jr. (312) 630-1900
                      President and Chief Executive Officer
                        Telephone and Data Systems, Inc.
            30 N. LaSalle Street, Suite 4000, Chicago, Illinois 60602
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                December 27, 2000
          -------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                               (Page 1 of 9 Pages)

------------------------------
     1 The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     Information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 928615103                 13D               Page   2   of    9   Pages
          ---------                                         ---       ---
-------------------                                  ---------------------------

------------- ------------------------------------------------------------------
              NAME OF REPORTING PERSONS
     1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              TDSI Corporation
------------- ------------------------------------------------------------------
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP*           (a)  |X|
                                                                        (b)  |_|
------------- ------------------------------------------------------------------
------------- ------------------------------------------------------------------
     3        SEC USE ONLY

------------- ------------------------------------------------------------------
------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              00
------------- ------------------------------------------------------------------
------------- ------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(D) OR 2(E)                                           |_|
------------- ------------------------------------------------------------------
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
------------- ------------------------------------------------------------------
------------------------------- ---------- -------------------------------------
          NUMBER OF                 7      SOLE VOTING POWER
            SHARES                         -0-
         BENEFICIALLY           ---------- -------------------------------------
           OWNED BY                 8      SHARED VOTING POWER
             EACH                          35,570,493 shares
          REPORTING             ---------- -------------------------------------
           PERSON                   9      SOLE DISPOSITIVE POWER
            WITH                           -0-
                                ---------- -------------------------------------
                                   10      SHARED DISPOSITIVE POWER
                                           35,570,493 shares
------------------------------- ---------- -------------------------------------
------------- ------------------------------------------------------------------
     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,570,493 shares
------------- ------------------------------------------------------------------
------------- ------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                        |_|
------------- ------------------------------------------------------------------
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              15%
------------- ------------------------------------------------------------------
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*
              CO
------------- ------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 928615103                 13D               Page   3   of    9   Pages
          ---------                                         ---       ---
-------------------                                  ---------------------------

------------- ------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              Telephone and Data Systems, Inc.
------------- ------------------------------------------------------------------
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP*           (a)  |X|
                                                                        (b)  |_|
------------- ------------------------------------------------------------------
------------- ------------------------------------------------------------------
     3        SEC USE ONLY

------------- ------------------------------------------------------------------
------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              00
------------- ------------------------------------------------------------------
------------- ------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(D) OR 2(E)                                           |_|
------------- ------------------------------------------------------------------
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
------------- ------------------------------------------------------------------
------------------------------- ---------- -------------------------------------
          NUMBER OF                 7      SOLE VOTING POWER
            SHARES                         -0-
         BENEFICIALLY           ---------- -------------------------------------
           OWNED BY                 8      SHARED VOTING POWER
             EACH                          35,570,493 shares
          REPORTING             ---------- -------------------------------------
            PERSON                  9      SOLE DISPOSITIVE POWER
             WITH                          -0-
                                ---------- -------------------------------------
                                   10      SHARED DISPOSITIVE POWER
                                           35,570,493 shares
------------------------------- ---------- -------------------------------------
------------- ------------------------------------------------------------------
     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,570,493 shares
------------- ------------------------------------------------------------------
------------- ------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                        |_|
------------- ------------------------------------------------------------------
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              15%
------------- ------------------------------------------------------------------
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*
              HC, CO
------------- ------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 928615103                 13D               Page   4   of    9   Pages
          ---------                                         ---       ---
-------------------                                  ---------------------------

------------- ------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              The Trustees of the Voting Trust under Agreement dated June 30,
              1989
------------- ------------------------------------------------------------------
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP*           (a)  |X|
                                                                        (b)  |_|
------------- ------------------------------------------------------------------
------------- ------------------------------------------------------------------
     3        SEC USE ONLY

------------- ------------------------------------------------------------------
------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              00
------------- ------------------------------------------------------------------
------------- ------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(D) OR 2(E)                                           |_|
------------- ------------------------------------------------------------------
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              United States
------------- ------------------------------------------------------------------
------------------------------- ---------- -------------------------------------
          NUMBER OF                 7      SOLE VOTING POWER
            SHARES                         -0-
         BENEFICIALLY           ---------- -------------------------------------
           OWNED BY                 8      SHARED VOTING POWER
             EACH                          35,570,493 shares
          REPORTING             ---------- -------------------------------------
            PERSON                  9      SOLE DISPOSITIVE POWER
             WITH                          -0-
                                ---------- -------------------------------------
                                   10      SHARED DISPOSITIVE POWER
                                           35,570,493 shares
------------------------------- ---------- -------------------------------------
------------- ------------------------------------------------------------------
     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,570,493 shares
------------- ------------------------------------------------------------------
------------- ------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                        |_|
------------- ------------------------------------------------------------------
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              15%
------------- ------------------------------------------------------------------
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*
              00
------------- ------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Schedule 13D
Issuer: VoiceStream Wireless Corporation
Page 5 of 9 Pages


         This Amendment No. 4 to Schedule 13D is being filed pursuant to Section 13(d)(2) of the Securities Exchange Act of 1934, as amended (the "Act"), by TDSI Corporation, a Delaware corporation ("TDSI"), Telephone and Data Systems, Inc., a Delaware corporation ("TDS"), which owns all of the capital stock of TDSI, and by the trustees of the Voting Trust under Agreement dated June 30, 1989, as amended (the "TDS Voting Trust"). This Amendment No. 4 supplements and amends the Schedule 13D filed originally by TDS and the TDS Voting Trust, as previously amended by Amendments Nos. 1, 2 and 3. Reference is made to such prior filings for additional information and exhibits.


Item 1.  Security and Issuer.
         -------------------

         This statement relates to the common stock, $.001 par value ("Issuer Common Stock"), of VoiceStream Wireless Corporation ("Issuer"). The principal executive office of the Issuer is located at 3650 131st Avenue, S. E., Bellevue, WA 98006.


Item 2.  Identity and Background.
         -----------------------

         TDSI,  TDS and the  Trustees of the TDS Voting  Trust,  are filing this
Schedule 13D with respect to Issuer Common Stock. The following sets forth information with respect to Items 2(a) through 2(f) for TDSI, TDS and the Trustees of the TDS Voting Trust.

         TDSI. TDSI is a Delaware corporation. The principal business and office address of TDSI, is 30 North LaSalle Street, Suite 4000, Chicago, Illinois 60602. TDSI's principal business is that of holding non-controlling investments on behalf of TDS, including TDS's investment in Issuer. The information with respect to the directors and executive officers of TDSI is set forth on Appendices A and B attached hereto, and incorporated herein by reference.

         TDS. TDS is a Delaware corporation. The principal business and office address of TDS, is 30 North LaSalle Street, Suite 4000, Chicago, Illinois 60602. TDS's principal business is that of providing diversified telecommunications services. TDS, directly and through its subsidiaries, has established cellular and local telephone operations. The information with respect to the directors and executive officers of TDS is set forth on Appendices A and B attached hereto, and incorporated herein by reference.

         The Trustees of the Voting Trust. The principal business address of the Voting Trust is c/o TDS, 30 North LaSalle Street, Suite 4000, Chicago, Illinois 60602. The Voting Trust holds TDS Series A Common Shares and was created to facilitate long-standing relationships among the trust's certificate holders. Under the terms of the Voting Trust, the trustees hold and vote the TDS Series A Common Shares held in the trust. The information with respect to the trustees of the Voting Trust is set forth in Appendix C hereto, and incorporated herein by reference.

         To the knowledge of LeRoy T. Carlson, Jr., during the last five (5) years, none of TDSI, TDS, the Voting Trust, nor any of the persons named in Appendices A, B and C hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         To the knowledge of LeRoy T. Carlson, Jr., during the last five (5) years, none of TDSI, TDS, the Voting Trust, nor any of the persons named in Appendices A, B and C hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Schedule 13D
Issuer: VoiceStream Wireless Corporation
Page 6 of 9 Pages

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         See Item 4 below.


Item 4.  Purpose of Transaction.
         ----------------------

         On December 27, 2000, TDS transferred all of its interest in 35,570,493 shares of Issuer Common Stock to TDSI. In connection therewith, TDS assigned to TDSI and TDSI agreed to assume the following agreements:

1. Voting Agreement dated as of February 25, 2000 among Issuer and certain stockholders of Issuer ("Issuer Stockholders"), as accepted by TDS as of May 4, 2000

2. First Amended and Restated Voting Agreement dated as of July 23, 2000 among the Issuer, Issuer Stockholders, TDS and Deutsche Telekom, AG ("DT")

3.       Investor Agreement dated as of May 4, 2000 between Issuer and TDS

4. Registration Rights Agreement dated as of May 4, 2000 between Issuer and TDS

5.       Stockholder Agreement dated as of July 23, 2000 between DT and TDS

6.       Side Letter Agreement dated as of July 23, 2000 between DT and TDS

7. Stockholder Agreement dated as of August 26, 2000 between Powertel, Inc. and TDS

8.       Side Agreement  dated as of August 26, 2000 between  Powertel,  Inc.
         and TDS

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         (I)      TDSI and TDS.

                  (a) As of December 27, 2000, TDSI and TDS beneficially own 35,570,493 shares of Issuer Common Stock.

                  (b)      (i)      Sole Power to Vote or Direct the Vote:
                                    -------------------------------------

                                    None.

                           (ii)     Shared Power to Vote or Direct the Vote:
                                    ---------------------------------------

                                    35,570,493 shares.

                           (iii)    Sole Power to Dispose or Direct the
                                    Disposition:
                                    ---------------------------------------

                                    None.

                           (iv)     Shared Power to Dispose or Direct the
                                    Disposition:
                                    ---------------------------------------

                                    35,570,493 shares.

                  (c) Except as described herein, to the knowledge of LeRoy T. Carlson, Jr., no transactions were effected during the past sixty (60) days in shares of Issuer Common Stock by TDSI or TDS.

                  (d) To the knowledge of LeRoy T. Carlson, Jr., no other person is known to have the right of dividends from, or the proceeds from the sale of the shares of, Issuer Common Stock beneficially owned by TDSI or TDS.

                  (e)      Not Applicable.

Schedule 13D
Issuer: VoiceStream Wireless Corporation
Page 7 of 9 Pages

         (II)     Directors and Executive Officers of TDSI and TDS.
                  ------------------------------------------------

                  (a)-(b) See Appendix D attached hereto and incorporated herein by reference.

                  (c) Except as described below, to the knowledge of LeRoy T. Carlson, Jr., no transactions were effected during the past sixty (60) days in shares of Issuer Common Stock by any Director or Executive Officer of TDSI or TDS.

                  (d) To the knowledge of LeRoy T. Carlson, Jr., no person other than the persons listed in Appendix D are known to have the right to receive or the power to direct the receipt of dividends from, or other proceeds from the sale of Issuer Common Stock beneficially owned by the persons listed in Appendix D.

                  (e)      Not applicable.


         (III)    The Voting Trust.
                  ----------------

                  (a) As of December 27, 2000, the TDS Voting Trust may be deemed to beneficially own 35,570,493 shares of Issuer Common Stock.

                  (b)      (i)      Sole Power to Vote or Direct the Vote:
                                    -------------------------------------

                                    None.

                           (ii)     Shared Power to Vote or Direct the Vote:
                                    ---------------------------------------

                                    35,570,493 shares.

                           (iii)    Sole Power to Dispose or Direct the
                                    Disposition:
                                    ---------------------------------------

                                    None.

                           (iv)     Shared Power to Dispose or Direct the
                                    Disposition:
                                    ---------------------------------------

                                    35,570,493 shares.

                  (c) To the knowledge of LeRoy T. Carlson, Jr., no transactions were effected during the past sixty
                           (60) days in shares of Issuer Common Stock by The Voting Trust.

                  (d)      Not Applicable.

                  (e)      Not Applicable.

Schedule 13D
Issuer: VoiceStream Wireless Corporation
Page 8 of 9 Pages


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
         ---------------------------------------------------------------------

See Item 4.

         The Voting Trust holds TDS Series A Common Shares and was created to facilitate long-standing relationships among the trust's certificate holders. Under the terms of the Voting Trust, the trustees hold and vote the TDS Series A Common Shares held in the trust. The Voting Trust trustees hold and vote 6,367,111 TDS Series A Common Shares held in the Voting Trust, representing approximately 90% of the outstanding TDS Series A Common Shares, and approximately 52% of the combined voting power of the TDS Series A Common Shares and TDS Common Shares. Therefore, the Voting Trust trustees may be deemed to direct a majority of the combined voting power of TDS.

        The Issuer Common Stock is held by the filing persons for investment purposes only. Except as disclosed in this Schedule 13D, as previously amended and as amended hereby, none of the filing persons has any present plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D. Each of the filing persons, however, expects to evaluate on an ongoing basis the Issuer's financial condition, business, operations and prospects, the market price of the Issuer Common Stock, conditions in the securities markets generally, general economic and industry conditions and other factors.
Accordingly, subject to any of the agreements referenced herein, each filing person reserves the right to change its plans and intentions at any time, as it deems appropriate and, in connection therewith, any one or more of the filing persons (and their respective affiliates) may purchase additional shares of Issuer Common Stock or other securities of the Issuer or may sell or transfer shares of Issuer Common Stock beneficially owned by them from time to time in public or private transactions and/or may enter into privately negotiated derivative transactions with institutional counterparties or otherwise to hedge the market risk of some or all of their positions in the shares of Issuer Common Stock or other securities. Any such transactions may be effected at any time or from time to time subject to any applicable limitations imposed on the sale of any of the Issuer securities by the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

         99.1 Agreement dated as of December 27, 2000 by TDSI to be bound by Voting Agreement dated as of February 25, 2000 among Issuer and certain stockholders of Issuer ("Issuer Stockholders"), as accepted by TDS as of May 4, 2000, and the First Amended and Restated Voting Agreement dated as of July 23, 2000 among the Issuer, Issuer Stockholders, TDS and Deutsche Telekom, AG ("DT")

         99.2 Agreement dated as of December 27, 2000 by TDSI to be bound by Investor Agreement dated as of May 4, 2000 between Issuer and TDS

         99.3 Agreement dated as of December 27, 2000 by TDSI to be bound by the Registration Rights Agreement dated as of May 4, 2000 between Issuer and TDS

         99.4 Agreement dated as of December 27, 2000 by TDSI to be bound by the Stockholder Agreement dated as of July 23, 2000 between DT and TDS and the Side Letter Agreement dated as of July 23, 2000 between DT and TDS

         99.5 Agreement dated as of December 27, 2000 by TDSI to be bound by the Stockholder Agreement dated as of August 26, 2000 between Powertel, Inc. and TDS and the Side Agreement dated as of August 26, 2000 between Powertel, Inc., and TDS



In addition, the Voting Trust Agreement dated June 30, 1989, as amended, is hereby incorporated by reference to Exhibit 9.1 to the Annual Report on Form 10-K of Telephone and Data Systems, Inc.

Schedule 13D
Issuer: VoiceStream Wireless Corporation
Page 9 of 9 Pages


                             JOINT FILING AGREEMENT

         The undersigned hereby agree and consent, pursuant to Rule 13d-1(f)(1), to the joint filing of all Schedules 13D and/or Schedules 13G (including any amendments thereto) on behalf of such parties with respect to the Issuer.


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of December 27, 2000.

                                    TDSI CORPORATION

                                    By:    /s/ LeRoy T. Carlson, Jr.
                                           -------------------------------------
                                           LeRoy T. Carlson, Jr.

                                           President and Chief Executive Officer


                                    TELEPHONE AND DATA SYSTEMS, INC.

                                    By:    /s/ LeRoy T. Carlson, Jr.
                                           -----------------------------------
                                           LeRoy T. Carlson, Jr.

                                           President and Chief Executive Officer


                                    THE VOTING TRUST

                                    By:    /s/ LeRoy T. Carlson, Jr.
                                           -------------------------------------
                                           LeRoy T. Carlson, Jr.

                                           As Trustee and Attorney-in-Fact for
                                           other Trustees*



                                    *Pursuant to Joint Filing   Agreement and
                                    Power of Attorney previously filed with the Securities and Exchange Commission and incorporated by reference herein.








                   Signature Page to Amendment to Schedule 13D
       relating to VoiceStream Wireless Corporation. by TDSI Corporation,
      Telephone and Data Systems, Inc., and The Voting Trust, respectively.

Schedule 13D
Issuer: VoiceStream Wireless Corporation
Page 1 of 4 of Appendix A



                                   APPENDIX A

                            DIRECTORS OF TDSI AND TDS
                            -------------------------
(I)      (a)      Name:
                  ----

                  LeRoy T. Carlson

         (b)      Business Address:
                  ----------------

                  Telephone and Data Systems, Inc.
                  30 North LaSalle Street
                  Suite 4000
                  Chicago, Illinois  60602

         (c)      Present Principal Occupation or Employment:
                  ------------------------------------------

                  Chairman of Telephone and Data Systems, Inc.

         (d)      Citizenship:
                  -----------

                  United States


(II)     (a)      Name:
                  ----

                  LeRoy T. Carlson, Jr.

         (b)      Business Address:
                  ----------------

                  Telephone and Data Systems, Inc.
                  30 North LaSalle Street
                  Suite 4000
                  Chicago, Illinois 60602

         (c)      Present Principal Occupation or Employment:
                  ------------------------------------------

                  President and Chief Executive Officer of Telephone and Data Systems, Inc.

         (d)      Citizenship:
                  -----------

                  United States

Schedule 13D
Issuer: VoiceStream Wireless Corporation
Page 2 of 4 of Appendix A

(III)    (a)      Name:
                  ----

                  Sandra L. Helton

         (b)      Business Address:
                  ----------------

                  Telephone and Data Systems, Inc.
                  30 North LaSalle Street
                  Suite 4000
                  Chicago, Illinois 60602

         (c)      Present Principal Occupation or Employment:
                  ------------------------------------------

                  Executive   Vice  President  and  CFO  of  Telephone and  Data
                  Systems, Inc.

         (d)      Citizenship:
                  -----------

                  United States


                             OTHER DIRECTORS OF TDS
                             ----------------------

(IV)     (a)      Name:
                  ----

                  James Barr III

         (b)      Business Address:
                  ----------------

                  TDS Telecommunications Corporation
                  301 South Westfield Road
                  Madison, Wisconsin 53705-0158

         (c)      Present Principal Occupation or Employment:
                  ------------------------------------------

                  President   of   TDS   Telecommunications    Corporation,    a
                  wholly-owned subsidiary of Telephone and Data Systems, Inc.

         (d)      Citizenship:
                  -----------

                  United States


(V)      (a)      Name:
                  ----

                  Walter C.D. Carlson

         (b)      Business Address:
                  ----------------

                  Sidley & Austin
                  Bank One Plaza
                  10 South Dearborn Street
                  Chicago, Illinois 60603

         (c)      Present Principal Occupation or Employment:
                  ------------------------------------------

                  Partner of the law firm of Sidley & Austin

         (d)      Citizenship:
                  -----------

                  United States

Schedule 13D
Issuer: VoiceStream Wireless Corporation
Page 3 of 4 of Appendix A


(VI)     (a)      Name:
                  ----

                  Letitia G.C. Carlson

         (b)      Mailing Address:
                  ---------------

                  Telephone and Data Systems, Inc.
                  30 North LaSalle Street
                  Suite 4000
                  Chicago, Illinois 60602

         (c)      Present Principal Occupation or Employment:
                  ------------------------------------------

                  Medical Doctor

         (d)      Citizenship:
                  -----------

                  United States


(VII)    (a)      Name:
                  ----

                  Donald C. Nebergall

         (b)      Residence Address:
                  -----------------

                  2919 Applewood Place, N.E.
                  Cedar Rapids, Iowa  52402

         (c)      Present Principal Occupation or Employment:
                  ------------------------------------------

                  Consultant to Telephone and Data Systems, Inc.

         (d)      Citizenship:
                  -----------

                  United States


(VIII)   (a)      Name:
                  ----

                  Herbert S. Wander

         (b)      Business Address:
                  ----------------

                  Katten Muchin Zavis
                  525 West Monroe Street
                  Suite 1600
                  Chicago, Illinois 60606-3693

         (c)      Present Principal Occupation or Employment:
                  ------------------------------------------

                  Partner of the law firm of Katten Muchin Zavis

         (d)      Citizenship
                  -----------
                  United States

Schedule 13D
Issuer: VoiceStream Wireless Corporation
Page 4 of 4 of Appendix A

(IX)     (a)      Name:
                  ----

                  George W. Off

         (b)      Business Address:
                  ----------------

                  Catalina Marketing Group
                  11300 Ninth St. North
                  St. Petersburg, FL 33716

         (c)      Present Principal Occupation or Employment:
                  ------------------------------------------

                  Retired Chairman of Catalina Marketing Corporation

         (d)      Citizenship:
                  -----------

                  United States


(X)      (a)      Name:
                  ----

                  Martin L. Solomon

         (b)      Business Address:
                  ----------------

                  2665 South Bayshore Drive, Suite 906
                  Coconut Grove, Florida 33133

         (c)      Present Principal Occupation or Employment:
                  ------------------------------------------

                  Chairman and CEO of American Country Holdings, Inc.

         (d)      Citizenship:
                  -----------

                  United States


(XI)     (a)      Name:
                  ----

                  Kevin A. Mundt

         (b)      Business Address:
                  ----------------

                  Mercer Management Consulting, Inc.
                  33 Hayden Avenue
                  Lexington, MA 02173

         (c)      Present Principal Occupation or Employment:
                  ------------------------------------------

                  Vice President - Retail Group Head of Mercer Management Consulting, Inc.

         (d)      Citizenship:
                  -----------

                  United States

Schedule 13D
Issuer: VoiceStream Wireless Corporation
Page 1 of 8 of Appendix B



                                           APPENDIX B

                                EXECUTIVE OFFICERS OF TDSI AND TDS

(I)      (a)      Name and Title with TDS and TDSI, if any:
                  ----------------------------------------

                  LeRoy T. Carlson, Chairman of Telephone and Data Systems, Inc. and TDSI Corporation

          (b)     Business Address:
                  ----------------

                  Telephone and Data Systems, Inc.
                  30 North LaSalle Street
                  Suite 4000
                  Chicago, Illinois 60602

         (c)      Present Principal Occupation or Employment:
                  ------------------------------------------

                  Director and Chairman of Telephone and Data Systems, Inc.

         (d)      Citizenship:
                  -----------

                  United States


(II)     (a)      Name and Title with TDS and TDSI, if any:
                  ----------------------------------------

                  LeRoy T. Carlson, Jr., President and Chief Executive Officer of Telephone and Data Systems, Inc. and President of TDSI Corporation

         (b)      Business Address:
                  ----------------

                  Telephone and Data Systems, Inc.
                  30 North LaSalle Street
                  Suite 4000
                  Chicago, Illinois 60602

         (c)      Present Principal Occupation or Employment:
                  ------------------------------------------

                  Director, President and Chief Executive Officer of Telephone and Data Systems, Inc.

         (d)      Citizenship:
                  -----------

                  United States

(III)    (a)      Name and Title with TDS and TDSI, if any:
                  -----------------------------------------

                  Sandra  L. Helton,   Executive   Vice  President  and  CFO  of
                  Telephone and Data Systems, Inc. and Vice President of TDSI Corporation

         (b)      Business Address:
                  ----------------

                  Telephone and Data Systems, Inc.
                  30 North LaSalle Street
                  Suite 4000
                  Chicago, Illinois 60602

Schedule 13D
Issuer: VoiceStream Wireless Corporation
Page 2 of 8 of Appendix B


         (c)      Present Principal Occupation or Employment:
                  ------------------------------------------

                  Director, Executive Vice President and CFO of Telephone and Data Systems, Inc.

         (d)      Citizenship:
                  -----------

                  United States


(IV)     (a)      Name and Title with TDS and TDSI, if any:
                  ----------------------------------------

                  Rudolph E. Hornacek, Vice President - Engineering of Telephone and Data Systems, Inc.

         (b)      Business Address:
                  ----------------

                  Telephone and Data Systems, Inc.
                  30 North LaSalle Street
                  Suite 4000
                  Chicago, Illinois 60602

         (c)      Present Principal Occupation or Employment:
                  ------------------------------------------

                  Vice  President -  Engineering  of Telephone and Data Systems,
                  Inc.

         (d)      Citizenship:
                  -----------

                  United States


(V)      (a)      Name and Title with TDS and TDSI, if any:
                  ----------------------------------------

                  John E. Rooney

         (b)      Business Address:
                  ----------------

                  United States Cellular Corporation
                  8410 West Bryn Mawr
                  Suite 700
                  Chicago, Illinois 60631

         (c)      Present Principal Occupation or Employment:
                  ------------------------------------------

                  Director, President and Chief Executive Officer of United States Cellular Corporation, an over 80%-owned subsidiary of Telephone and Data Systems, Inc.

         (d)      Citizenship:
                  -----------

                  United States

Schedule 13D
Issuer: VoiceStream Wireless Corporation
Page 3 of 8 of Appendix B


(VI)     (a)      Name and Title with TDS and TDSI, if any:
                  ----------------------------------------

                  James Barr III

         (b)      Business Address:
                  ----------------

                  TDS Telecommunications Corporation
                  301 South Westfield Road
                  Madison, Wisconsin 53705-0158


         (c)      Present Principal Occupation or Employment:
                  ------------------------------------------

                  President   of   TDS   Telecommunications    Corporation,    a
                  wholly-owned subsidiary of Telephone and Data Systems, Inc.

         (d)      Citizenship:
                  -----------

                  United States


(VII)    (a)      Name and Title with TDS and TDSI, if any:
                  -----------------------------------------

                  Scott H. Williamson, Senior Vice President - Acquisitions of Telephone and Data Systems, Inc. and Vice President of TDSI Corporation

         (b)      Business Address:
                  ----------------

                  30 North LaSalle Street
                  Suite 4000
                  Chicago, Illinois 60602

         (c)      Present Principal Occupation or Employment:
                  ------------------------------------------

                  Senior Vice President - Acquisitions of Telephone and Data Systems, Inc.

         (d)      Citizenship:
                  -----------

                  United States


(VIII)   (a)      Name and Title with TDS and TDSI, if any:
                  ----------------------------------------

                  Michael K. Chesney, Vice President - Corporate Development of Telephone and Data Systems, Inc.

         (b)      Business Address:
                  ----------------

                  1014 South Briarcliffe Circle
                  Maryville, Tennessee 37803

         (c)      Present Principal Occupation or Employment:
                  ------------------------------------------

                  Vice President - Corporate Development of Telephone and Data Systems, Inc.

         (d)      Citizenship:
                  -----------

                  United States

Schedule 13D
Issuer: VoiceStream Wireless Corporation
Page 4 of 8 of Appendix B

(IX)     (a)      Name and Title with TDS and TDSI, if any:
                  ----------------------------------------

                  George L. Dienes, Vice President - Corporate Development of Telephone and Data Systems, Inc.

         (b)      Business Address:
                  ----------------

                  Telephone and Data Systems, Inc.
                  30 North LaSalle Street
                  Suite 4000
                  Chicago, Illinois 60602

         (c)      Present Principal Occupation or Employment:
                  ------------------------------------------

                  Vice President-Corporate Development of Telephone and Data Systems, Inc.

         (d)      Citizenship:
                  -----------

                  United States


(X)      (a)      Name and Title with TDS and TDSI, if any:
                  ----------------------------------------

                  C.  Theodore  Herbert,   Vice  President - Human Resources  of
                  Telephone and Data Systems, Inc.

         (b)      Business Address:
                  ----------------

                  Telephone and Data Systems, Inc.
                  30 North LaSalle Street
                  Suite 4000
                  Chicago, Illinois 60602


         (c)      Present Principal Occupation or Employment:
                  ------------------------------------------

                  Vice President-Human Resources of Telephone and Data Systems, Inc.

         (d)      Citizenship:
                  -----------

                  United States


(XI)     (a)      Name and Title with TDS and TDSI, if any:
                  ----------------------------------------

                  Peter L. Sereda, Vice President and Treasurer of Telephone and Data Systems, Inc. and Treasurer of TDSI Corporation

         (b)      Business Address:
                  ----------------

                  Telephone and Data Systems, Inc.
                  30 North LaSalle Street
                  Suite 4000
                  Chicago, Illinois 60602

         (c)      Present Principal Occupation or Employment:
                  ------------------------------------------

                  Vice  President  and  Treasurer of Telephone and Data Systems,
                  Inc.

Schedule 13D
Issuer: VoiceStream Wireless Corporation
Page 5 of 8 of Appendix B

         (d)      Citizenship:
                  -----------

                  United States


(XII)    (a)      Name and Title with TDS and TDSI, if any:
                  -----------------------------------------

                  Mark A. Steinkrauss, Vice President-Corporate Relations of Telephone and Data Systems, Inc.

         (b)      Business Address:
                  ----------------

                  Telephone and Data Systems, Inc.
                  30 North LaSalle Street
                  Suite 4000
                  Chicago, Illinois 60602

         (c)      Present Principal Occupation or Employment:
                  ------------------------------------------

                  Vice President-Corporate Relations of Telephone and Data Systems, Inc.

         (d)      Citizenship:
                  -----------

                  United States


(XIII)   (a)      Name and Title with TDS and TDSI, if any:
                  -----------------------------------------

                  James  W.  Twesme,   Vice  President  -  Corporate  Finance of
                  Telephone and Data Systems, Inc.

         (b)      Business Address:
                  ----------------

                  TDS Corporate Madison
                  8401 Greenway Boulevard
                  P.O. Box 628010
                  Middleton, Wisconsin 53562-8010

         (c)      Present Principal Occupation or Employment:
                  ------------------------------------------

                  Vice President - Corporate Finance of Telephone and Data Systems, Inc.

         (d)      Citizenship:
                  -----------

                  United States


(XIV)    (a)      Name:
                  ----

                  Byron A. Wertz, Vice President - Corporate Development of Telephone and Data Systems, Inc.

         (b)      Business Address:
                  ----------------

                  Telephone and Data Systems, Inc.
                  8000 West 78th Street, Suite 400
                  Minneapolis, Minnesota 55439

         (c)      Present Principal Occupation or Employment:
                  ------------------------------------------

                  Vice President - Corporate Development of Telephone and Data Systems, Inc.

Schedule 13D
Issuer: VoiceStream Wireless Corporation
Page 6 of 8 of Appendix B

         (d)      Citizenship:
                  -----------

                  United States


(XV)     (a)      Name and Title with TDS and TDSI, if any:
                  ----------------------------------------

                  D. Michael Jack, Vice President and Corporate Controller of Telephone and Data Systems, Inc.

         (b)      Business Address:
                  ----------------

                  TDS Corporate Madison
                  8401 Greenway Boulevard
                  P.O. Box 628010
                  Middleton, Wisconsin 53562-8010

         (c)      Present Principal Occupation or Employment:
                  ------------------------------------------

                  Vice President and Corporate Controller of Telephone and Data Systems, Inc.

         (d)      Citizenship:
                  -----------

                  United States


(XVI)    (a)      Name and Title with TDS and TDSI, if any:
                  -----------------------------------------

                  Gregory  J.   Wilkinson,   Vice  President  and  Secretary  of
                  Telephone and Data Systems, Inc. and TDSI Corporation

         (b)      Business Address:
                  ----------------

                  TDS Corporate Madison
                  8401 Greenway Boulevard
                  P.O. Box 628010
                  Middleton, Wisconsin 53562-8010

         (c)      Present Principal Occupation or Employment:
                  ------------------------------------------

                  Vice President and Corporate Secretary of Telephone and Data Systems, Inc.

         (d)      Citizenship:
                  -----------

                  United States

Schedule 13D
Issuer: Voicestream Wireless Corporation
Page 7 of 8 of Appendix B


(XVII)   (a)      Name and Title with TDS and TDSI, if any:
                  ----------------------------------------

                  Thomas A. Burke, Vice President and Chief Information Officer of Telephone and Data Systems, Inc.

         (b)      Business Address:
                  ----------------

                  TDS Corporate Madison
                  8401 Greenway Boulevard
                  P.O. Box 628010
                  Middleton, Wisconsin 53562-8010

         (c)      Present Principal Occupation or Employment:
                  ------------------------------------------

                  Vice President and Chief Information Officer of Telephone and Data Systems, Inc.

         (d)      Citizenship:
                  -----------

                  United States

(XVIII)  (a)      Name and Title with TDS and TDSI, if any:
                  ----------------------------------------

                  Jerry  A. Gleisner,   Vice  President - Corporate  Systems  of
                  Telephone and Data Systems, Inc.

         (b)      Business Address:
                  ----------------

                  TDS Corporate Madison
                  8401 Greenway Boulevard
                  P.O. Box 628010
                  Middleton, Wisconsin 53562-8010

         (c)      Present Principal Occupation or Employment:
                  ------------------------------------------

                  Vice President - Corporate Systems of Telephone and Data Systems, Inc.

         (d)      Citizenship:
                  -----------

                  United States

(XIX)    (a)      Name and Title with TDS and TDSI, if any:
                  ----------------------------------------

                  J. Timothy Kleespies,   Vice  President - Tax of Telephone and
                  Data Systems, Inc.

         (b)      Business Address:
                  ----------------

                  TDS Corporate Madison
                  8401 Greenway Boulevard
                  P.O. Box 628010
                  Middleton, Wisconsin 53562-8010

         (c)      Present Principal Occupation or Employment:
                  ------------------------------------------

                  Vice President - Tax of Telephone and Data Systems, Inc.

         (d)      Citizenship:
                  -----------

                  United States

Schedule 13D
Issuer: VoiceStream Wireless Corporation
Page 8 of 8 of Appendix B


(XX)     (a)      Name and Title with TDS and TDSI, if any:
                  -----------------------------------------

                  Michael G. Hron, General Counsel and Assistant Secretary of Telephone and Data Systems, Inc. and Assistant Secretary of TDSI Corporation

         (b)      Business Address:
                  ----------------

                  Sidley & Austin
                  Bank One Plaza
                  10 South Dearborn Street
                  Chicago, Illinois 60603

         (c)      Present Principal Occupation or Employment:
                  ------------------------------------------

                  Partner of the law firm of Sidley & Austin and General Counsel and Assistant Secretary of Telephone and Data Systems, Inc.

         (d)      Citizenship:
                  -----------

                  United States

Schedule 13D
Issuer: VoiceStream Wireless Corporation
Page 1 of 2 of Appendix C



                                   APPENDIX C

TRUSTEES OF THE VOTING TRUST

(I)      (a)      Name:
                  ----

                  LeRoy T. Carlson, Jr.

         (b)      Business Address:
                  ----------------

                  Telephone and Data Systems, Inc.
                  30 North LaSalle Street
                  Suite 4000
                  Chicago, Illinois 60602

         (c)      Present Principal Occupation or Employment:
                  ------------------------------------------

                  Director, President and Chief Executive Officer of Telephone and Data Systems, Inc.

         (d)      Citizenship:
                  -----------

                  United States


(II)     (a)      Name:
                  ----

                  Walter C.D. Carlson

         (b)      Business Address:
                  ----------------

                  Sidley & Austin
                  Bank One Plaza
                  10 South Dearborn Street
                  Chicago, Illinois 60603

         (c)      Present Principal Occupation or Employment:
                  ------------------------------------------

                  Partner of the law firm of Sidley & Austin

         (d)      Citizenship:
                  -----------

                  United States

(III)    (a)      Name:
                  ----

                  Letitia G.C. Carlson

         (b)      Mailing Address:
                  ---------------

                  Telephone and Data Systems, Inc.
                  30 North LaSalle Street
                  Suite 4000
                  Chicago, Illinois 60602

         (c)      Present Principal Occupation or Employment:
                  ------------------------------------------

                  Medical Doctor


         (d)      Citizenship:
                  -----------

                  United States

Schedule 13D
Issuer: VoiceStream Wireless Corporation
Page 2 of 2 of Appendix C


(IV)     (a)      Name:
                  ----

                  Donald C. Nebergall

         (b)      Residence Address:
                  -----------------

                  2919 Applewood Place, N.E.
                  Cedar Rapids, Iowa 52402

         (c)      Present Principal Occupation or Employment:
                  ------------------------------------------

                  Director of and Consultant to Telephone and Data Systems, Inc.

         (d)      Citizenship:
                  -----------

                  United States



                                        APPENDIX D


                      Ownership of Common Stock of VoiceStream Wireless
                          Corporation (Issuer) (Based on latest
                                  available information.)


                                           Number of shares of
                                                Issuer's
                                              Common Stock         Percentage of
                                              Beneficially            Class of
                                            Owned as of Latest      the Issuer's
                       Name                  Practicable Date       Common Stock
                       ----                  ----------------       ------------
                  James Barr, III                        --           --

                  Thomas A. Burke                       843            *

                  LeRoy T. Carlson                      455            *

                  LeRoy T. Carlson, Jr.                  --           --

                  Letitia G. C.  Carlson                 --           --

                  Walter C. D. Carlson                   --           --

                  Michael K. Chesney                     --           --

                  George L. Dienes                       --           --

                  Jerry A. Gleisner                      --           --

                  Sandra L. Helton                       --           --

                  C. Theodore Herbert                    --           --

                  Rudolph E. Hornacek                    --           --

                  Michael G. Hron                        --           --

                  D. Michael Jack                        --           --

                  J. Timothy Kleespies                   --           --

                  Kevin A. Mundt                         --           --

                  Donald C. Nebergall                    --           --

                  George W. Off                         455            *

                  John E. Rooney                         --           --

                  Peter L. Sereda                       100            *

                  Martin L. Solomon                      --           --

                  Mark A. Steinkrauss                   228            *

                  James W. Twesme                     1,763            *

                  Herbert S. Wander                      --           --

                  Byron A. Wertz                        102            *

                  Gregory J. Wilkinson                  822            *

                  Scott H. Williamson                   455           --
                                                   ---------
                           Total                      5,223            *
                                                   =========
* Less than 1%